January 29, 2024	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas O’Leary

RE:	Inovio Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed November 9, 2023, as amended on January 26, 2024
File No. 333-275445
Acceleration Request

Requested Date:	January 31, 2024
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on January 31, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance. The Registrant hereby authorizes each of Brian Leaf and Darah Protas of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP at (703) 456-8053 or Darah Protas of Cooley LLP at (202) 962-8332.

Very truly yours,

Inovio Pharmaceuticals, Inc.

/s/ Peter Kies
Peter Kies
Chief Financial Officer

cc:	Brian Leaf, Cooley LLP

Darah Protas, Cooley LLP